August 3, 2006

Mail Stop 4561

Mr. Robert Grizzle
President and Chief Operating Officer
Navidec Financial Services, Inc.
8310 South Valley Highway, 3rd Floor
Englewood, Colorado 80112

Re: Navidec Financial Services, Inc.
Registration Statement on Form 10-SB
Filed July 13, 2006
File No. 000-51139

Dear Mr. Grizzle:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you have not responded to the staff's previous comments concerning your status as an investment company. It is essential to the staff's review that this issue is resolved. Therefore, as a threshold issue, please provide us with your legal analysis as to how Navidec Financial Services is not obligated to register under the Investment Company Act of 1940. We remind you that a registration statement on Form 10 goes effective automatically 60 days after filing, if it is not officially withdrawn.

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3698 with any questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Mike Littman, Esq.